Dreyfus Index Funds

Dreyfus S&P 500 Index Fund

Dreyfus Midcap Index Fund

Dreyfus Smallcap Stock Index Fund

Dreyfus International Stock Index Fund

Seeking to match the performance of select stock market indexes

PROSPECTUS March 1, 2008



Dreyfus

A BNY Mellon Company℠

Contents

The Funds

Your Investment

For More Information

See back cover.

The Funds

Dreyfus S&P 500 Index Fund
Dreyfus Midcap Index Fund
Dreyfus Smallcap Stock Index Fund
Dreyfus International Stock Index Fund



INTRODUCTION

The Dreyfus Index Funds invest in various types of stocks using an indexing approach. Each fund seeks to match the performance of a different stock market index, as described on the following pages.

In managing their portfolios, the funds do not rely on the professional judgment of a portfolio manager for decisions about asset allocation or securities selection, as do actively managed funds. Instead, each fund looks to its respective index in determining which securities to hold, and in what proportion.

Indexing has the potential to eliminate some of the risks of active management, and to increase an investor's after-tax performance. At the same time, indexing also means that a fund does not have the option of changing its strategy, even at times when it may appear advantageous to do so.

Dreyfus S&P 500 Index Fund

Ticker Symbol: **PEOPX**



GOAL/APPROACH

The fund seeks to match the performance of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the fund generally is fully invested in stocks included in the index, and in futures whose performance is tied to the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index. The S&P 500® is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. Each stock is weighted by its float-adjusted market capitalization. This means that, generally, larger companies have greater representation in the index than smaller companies. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

Index funds: mutual funds that are designed to meet the performance of an underlying benchmark index.

In seeking to match index performance, the manager uses a passive management approach and purchases all or a representative sample of the stocks comprising the benchmark index. Because the fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

"Standard & Poor's®," "S&P®," "Standard & Poor's 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk.* The fund may invest in futures contracts whose performance is tied to the S&P 500 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. If the borrower of the securities fails financially, there could be delays in recovering the loaned securities or exercising rights to the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P 500®, a broad measure of stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**5.02%**	**12.31%**	**5.39%**
Fund *returns after taxes on distributions*	**4.78%**	**11.97%**	**5.00%**
Fund *returns after taxes on distributions and sale of fund shares*	**3.61%**	**10.75%**	**4.55%**
S&P 500® *reflects no deduction for fees, expenses or taxes*	**5.49%**	**12.83%**	**5.91%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '98	+21.29%
Worst Quarter:	Q3 '02	-17.38%



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.25%
Shareholder services fee	0.25%
Other expenses*	0.01%
Total annual fund operating expense	**0.51%**
Fee waiver and/or expense reimbursement**	(0.01%)
Net operating expense	**0.50%**

 * *The 0.01% amount noted in "Other expenses" reflects expenses of the non-interested Board members.*

** *Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees).*

Expense example

1 Year	3 Years	5 Years	10 Years
$51	**$160**	**$280**	**$628**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Dreyfus Midcap Index Fund
Ticker Symbol: **PESPX**



GOAL/APPROACH

The fund seeks to match the performance of the Standard & Poor's MidCap 400 Index. To pursue this goal, the fund generally is fully invested in stocks included in the index, and in futures whose performance is tied to the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all 400 stocks in the S&P MidCap 400 Index in proportion to their weighting in the index. The S&P MidCap 400 Index is composed of 400 stocks of medium-size domestic companies with market capitalizations ranging between approximately $500 million and $12 billion, depending on index composition. Each stock is weighted by its float-adjusted market capitalization. This means that, generally, larger companies have greater representation in the index than smaller companies. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

"Standard & Poor's®," "S&P®," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Midcap companies: established companies that may not be well known. Midcap companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Midsize company risk.* Midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk.* The fund may invest in futures contracts whose performance is tied to the S&P Midcap 400 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. If the borrower of the securities fails financially, there could be delays in recovering the loaned securities or exercising rights to the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P MidCap 400 Index, a broad measure of midcap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '98	+27.84%
Worst Quarter:	Q3 '02	-16.68%

Average annual total returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**7.56%**	**15.68%**	**10.63%**
Fund *returns after taxes on distributions*	**5.94%**	**14.84%**	**8.58%**
Fund *returns after taxes on distributions and sale of fund shares*	**7.04%**	**13.74%**	**8.36%**
S&P MidCap 400 Index *reflects no deduction for fees, expenses or taxes*	**7.98%**	**16.20%**	**11.20%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.25%
Shareholder services fee	0.25%
Other expenses*	0.01%
Total annual fund operating expense	**0.51%**
Fee waiver and/or expense reimbursement**	(0.01%)
Net operating expense	**0.50%**

 * The 0.01% amount noted in "Other expenses" reflects expenses of the non-interested Board members.

** Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees).

Expense example

1 Year	3 Years	5 Years	10 Years
$51	**$160**	**$280**	**$628**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Dreyfus Smallcap Stock Index Fund

Ticker Symbol: **DISSX**



GOAL/APPROACH

The fund seeks to match the performance of the Standard & Poor's SmallCap 600 Index. To pursue this goal, the fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund's portfolio investments are selected by a "sampling" process based on market capitalization, industry representation and other means. The fund expects to invest in approximately 500 or more of the stocks in the S&P SmallCap 600 Index. However, at times, the fund may be fully invested in all the stocks that comprise the index. Under these circumstances, the fund maintains approximately the same weighting for each stock as the index does.

The S&P SmallCap 600 Index is composed of 600 domestic stocks with market capitalizations ranging between approximately $50 million and $4 billion, depending on index composition. Each stock is weighted by its float–adjusted market capitalization. This means that, generally, larger companies have greater representation in the index than smaller companies. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

"Standard & Poor's®," "S&P®," and "Standard & Poor's SmallCap 600 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Small-capitalization companies: new, often entrepreneurial companies. Small-cap companies can, if successful, grow faster than large-cap companies and typically use profits for expansion rather than for paying dividends. Their share prices are more volatile than those of larger companies. Small companies fail more often.

Sampling: a statistical process used to select stocks so that the portfolio has investment characteristics that closely approximate those of the index.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk*. The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk*. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Smaller company risk*. Small companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors.

- *Indexing strategy risk*. The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk*. The fund may invest in futures contracts whose performance is tied to the S&P SmallCap 600 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. If the borrower of the securities fails financially, there may be delays in recovering the loaned securities or exercising rights to the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P SmallCap 600 Index, a broad measure of small–cap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax–deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**-0.62%**	**15.54%**	**8.61%**
Fund *returns after taxes on distributions*	**-2.07%**	**14.86%**	**7.65%**
Fund *returns after taxes on distributions and sale of fund shares*	**1.27%**	**13.63%**	**7.16%**
S&P SmallCap 600 Index *reflects no deduction for fees, expenses or taxes*	**-0.30%**	**16.04%**	**9.03%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '01	+20.56%
Worst Quarter:	Q3 '98	-20.86%



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.25%
Shareholder services fee	0.25%
Other expenses*	0.01%
Total annual fund operating expense	**0.51%**
Fee waiver and/or expense reimbursement**	(0.01%)
Total	**0.50%**

  * *The 0.01% amount noted in "Other expenses" reflects expenses of the non-interested Board members.*

** *Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees).*

Expense example

1 Year	3 Years	5 Years	10 Years
$51	**$160**	**$280**	**$628**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Dreyfus International Stock Index Fund

Ticker Symbol: **DIISX**

 GOAL/APPROACH

The fund seeks to match the performance of the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE®). To pursue this goal, the fund generally is fully invested in stocks included in the MSCI EAFE Index, and in futures whose performance is tied to certain countries included in the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all stocks in the MSCI EAFE Index. The fund's investments are selected to match the benchmark composition along individual name, country, and industry weighting, and other benchmark characteristics. Under these circumstances, the fund maintains approximately the same weighting for each stock as the index does.

The MSCI EAFE Index is a broadly diversified international index composed of the equity securities of approximately 1,000 companies located outside the United States. Each stock is weighted by its float-adjusted market capitalization. This means that on average larger companies have greater representation in the index than smaller ones. The fund also may use stock index futures as a substitute for the sale or purchase of securities and enter into foreign currency forward and future contracts to maintain the approximate currency exposure of the MSCI EAFE Index.

Concept to understand

MSCI EAFE Index: is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of December 2007, the MSCI EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk.* The fund's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards. Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar. Each of these risks could increase the fund's volatility.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Derivatives risk.* The fund may invest in futures contracts whose performance is tied to the MSCI EAFE Index or local market indexes, such as the TOPIX, EuroStoxx 50 or FTSE 100, and may enter into foreign currency forward and futures contracts. While used primarily as a substitute for the sale or purchase of securities or to maintain the approximate currency exposure of the MSCI EAFE Index, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. If the borrower of the securities fails financially, there could be delays in recovering the loaned securities or exercising rights to the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the MSCI EAFE Index, a broad measure of foreign stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not rel-evant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '98	+20.33%
Worst Quarter:	Q3 '02	-20.55%

Average annual total returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**10.67%**	**20.80%**	**7.82%**
Fund *returns after taxes* *on distributions*	**10.45%**	**20.52%**	**7.51%**
Fund *returns after taxes* *on distributions and* *sale of fund shares*	**7.63%**	**18.53%**	**6.80%**
MSCI EAFE Index *reflects no deduction for* *fees, expenses or taxes*	**11.17%**	**21.59%**	**8.65%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Shareholder transaction fees are paid from your account. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Shareholder transaction fees
% of transaction amount

Maximum redemption fee *charged only when selling shares you have owned for less than 60 days*	**2.00%**

Annual fund operating expenses
% of average daily net assets

Management fees	0.35%
Shareholder services fee	0.25%
Other expenses*	0.01%
Total annual fund operating expense	**0.61%**
Fee waiver and/or expense reimbursement**	(0.01%)
Net operating expense	**0.60%**

* *The 0.01% amount noted in "Other expenses" reflects expenses of the non-interested Board members.*

** *Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees).*

Expense example

1 Year	3 Years	5 Years	10 Years
$61	**$192**	**$335**	**$750**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

Under the fund's management contract, Dreyfus has agreed to pay all of the fund's expenses, except management fees, shareholder services fees, brokerage commissions, taxes, interest, fees and expenses of the non-interested board members and of independent counsel to the fund and to the non-interested board members, and extraordinary expenses.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $270 billion in approximately 180 mutual fund portfolios. For the past fiscal year, each of Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund and Dreyfus Smallcap Stock Index Fund paid Dreyfus a management fee at the annual rate of 0.25% of the fund's average daily net assets, and Dreyfus International Stock Index Fund paid Dreyfus a management fee at the annual rate of 0.35% of the fund's average daily net assets. A discussion regarding the basis for the boards' approving the funds' management agreement with Dreyfus is available in the funds' semiannual report for the six months ended April 30, 2007. Dreyfus is the primary mutual fund business of The Bank of New York Mellon Corporation (BNY Mellon), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team. BNY Mellon has more than $20 trillion in assets under custody and administration and $1.1 trillion in assets under management, and it services more than $11 trillion in outstanding debt. Additional information is available at **www.bnymellon.com**.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus manages the funds by making investment decisions based on each fund's investment objective, policies and restrictions in seeking to match the performance of the relevant index.

Thomas Durante has been the primary portfolio manager of Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund and Dreyfus Smallcap Stock Index Fund since March 2000. Mr. Durante has been employed by Dreyfus since August 1982. He is also a portfolio manager with Mellon Equity Associates (MEA), an affiliate of Dreyfus, and has been employed by MEA since January 2000, which merged into Mellon Capital Management Corporation (MCM), an affiliate of Dreyfus, in December 2007. Richard A. Brown and Karen Q. Wong are the co-primary portfolio managers of Dreyfus International Stock Index Fund. Mr. Brown and Ms. Wong have been portfolio managers for MCM since 1995 and 2000, respectively. Mr. Brown and Ms. Wong have been dual employees of Dreyfus and MCM since April, 2005.

The fund's Statement of Additional Information (SAI) provides additional information about the portfolio managers' compensation, other accounts managed by each portfolio manager, and the portfolio managers' ownership of fund shares.

Distributor

Each fund's distributor is MBSC Securities Corporation (MBSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or MBSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are separate from any shareholder services fees paid by the funds to those intermediaries. Because those payments are not made by you or the fund, the fund's total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus' or MBSC's own resources to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or MBSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the funds to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

Code of ethics

The funds, Dreyfus and MBSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by a fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

Dreyfus S&P 500 Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. Beginning with the 2007 fiscal year, these figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund financial statements, is included in the annual report, which is available upon request. PricewaterhouseCoopers LLP, had been the fund's independent registered public accounting firm effective through the completion of services related to the audit of the 2006 financial statements. The fund had no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

| | *Year Ended October 31,* | | | | |
	2007	2006	2005	2004	2003
Per-Share Data ($):					
Net asset value, beginning of period	40.57	35.50	33.30	30.91	26.01
Investment operations: Investment income – net[1]	.61	.54	.56	.39	.35
Net realized and unrealized gain (loss) on investments	4.90	5.01	2.16	2.35	4.86
Total from investment operations	5.51	5.55	2.72	2.74	5.21
Distributions: Dividends from investment income – net	(.56)	(.48)	(.52)	(.35)	(.31)
Dividends from net realized gain on investments	(1.34)	–	–	–	–
Total distributions	(1.90)	(.48)	(.52)	(.35)	(.31)
Net asset value, end of period	44.18	40.57	35.50	33.30	30.91
Total Return (%)	14.05	15.79	8.20	8.93	20.22
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.51	.50	.50	.50	.52
Ratio of net expenses to average net assets	.50	.50	.50	.50	.52
Ratio of net investment income to average net assets	1.47	1.45	1.60	1.21	1.27
Portfolio turnover rate	4.71	5.04	7.24	1.87	2.17
Net assets, end of period ($ x 1,000)	3,735,372	3,656,990	3,310,961	3,116,177	2,803,280

[1] *Based on average shares outstanding at each month end.*



FINANCIAL HIGHLIGHTS

Dreyfus Midcap Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2007	2006	2005	2004	2003
Per-Share Data ($):						
Net asset value, beginning of period		29.91	27.81	24.55	22.42	17.66
Investment operations:	Investment income − net[1]	.38	.28	.28	.16	.13
	Net realized and unrealized gain (loss) on investments	4.36	3.23	3.87	2.18	5.07
Total from investment operations		4.74	3.51	4.15	2.34	5.20
Distributions:	Dividends from investment income − net	(.28)	(.26)	(.16)	(.12)	(.12)
	Dividends from net realized gain on investments	(1.18)	(1.15)	(.73)	(.09)	(.32)
Total distributions		(1.46)	(1.41)	(.89)	(.21)	(.44)
Net asset value, end of period		33.19	29.91	27.81	24.55	22.42
Total Return (%)		16.45	12.95	17.14	10.50	30.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.51	.50	.50	.50	.51
Ratio of net expenses to average net assets		.50	.50	.50	.50	.50
Ratio of net investment income to average net assets		1.20	.95	1.04	.68	.69
Portfolio turnover rate		22.53	16.05	19.54	14.13	12.12
Net assets, end of period ($ x 1,000)		2,491,415	2,270,969	2,059,222	1,526,260	1,119,730

[1] *Based on average shares outstanding at each month end.*



FINANCIAL HIGHLIGHTS

Dreyfus Smallcap Stock Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. Beginning with the 2007 fiscal year, these figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund financial statements, is included in the annual report, which is available upon request. PricewaterhouseCoopers LLP, had been the fund's independent registered public accounting firm effective through the completion of services related to the audit of the 2006 financial statements. The fund had no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

		Year Ended October 31,				
		2007	2006	2005	2004	2003
Per-Share Data ($):						
Net asset value, beginning of period		23.93	21.06	18.91	16.30	12.36
Investment operations:	Investment income – net[1]	.15	.12	.11	.11	.06
	Net realized and unrealized gain (loss) on investments	2.45	3.11	2.68	2.55	3.95
Total from investment operations		2.60	3.23	2.79	2.66	4.01
Distributions:	Dividends from investment income – net	(.12)	(.11)	(.10)	(.05)	(.04)
	Dividends from net realized gain on investments	(.96)	(.25)	(.54)	–	(.03)
Total distributions		(1.08)	(.36)	(.64)	(.05)	(.07)
Net asset value, end of period		25.45	23.93	21.06	18.91	16.30
Total Return (%)		11.15	15.53	14.88	16.35	32.63
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.51	.50	.50	.50	.50
Ratio of net expenses to average net assets		.50	.50	.50	.50	.50
Ratio of net investment income to average net assets		.60	.52	.55	.67	.44
Portfolio turnover rate		25.08	25.05	13.64	15.54	13.52
Net assets, end of period ($ x 1,000)		998,016	888,354	724,909	477,646	276,954

[1] *Based on average shares outstanding at each month end.*



FINANCIAL HIGHLIGHTS

Dreyfus International Stock Index Fund

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. Beginning with the 2007 fiscal year, these figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund financial statements, is included in the annual report, which is available upon request. PricewaterhouseCoopers LLP, had been the fund's independent registered public accounting firm effective through the completion of services related to the audit of the 2006 financial statements. The fund had no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

	Year Ended October 31,				
	2007	2006	2005	2004	2003
Per-Share Data ($):					
Net asset value, beginning of period	18.03	14.47	12.57	10.91	8.89
Investment operations: Investment income − net[1]	.43	.38	.29	.25	.18
Net realized and unrealized gain (loss) on investments	3.90	3.45	1.88	1.72	2.04
Total from investment operations	4.33	3.83	2.17	1.97	2.22
Distributions: Dividends from investment income − net	(.38)	(.27)	(.27)	(.31)	(.20)
Net asset value, end of period	21.98	18.03	14.47	12.57	10.91
Total Return (%)	24.40	26.83	17.40	18.40	25.49
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.61	.60	.60	.60	.60
Ratio of net expenses to average net assets	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	2.20	2.30	2.07	2.07	1.98
Portfolio turnover rate	3.31	4.12	3.46	14.80	11.37
Net assets, end of period ($ x 1,000)	561,653	355,608	200,674	117,166	91,731

[1] *Based on average shares outstanding at each month end.*

Your Investment



ACCOUNT POLICIES

Buying shares

You pay no sales charges to invest in these funds. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Each fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by a fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund shareholders may not be able to buy or sell fund shares.

Investments in foreign securities and certain thinly traded securities may provide short-term traders arbitrage opportunities with respect to a fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before a fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of a fund's NAV by short-term traders. While the funds have a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Account Policies — General Policies" for further information about the funds' frequent trading policy.

Third-party investments

If you invest through a third party (rather than directly with the distributor), the policies and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your plan or financial institution for further information.

Minimum investments

	Initial	Additional
Regular accounts	**$2,500**	**$100**
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum**
Dreyfus automatic investment plans	**$100**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear.

Concepts to understand

Traditional IRA: an individual retirement account. Your contributions may or may not be deductible depending on your circumstances. Assets grow tax-deferred; withdrawals and distributions are taxable in the year made.

Spousal IRA: an IRA funded by a working spouse in the name of a nonworking spouse.

Roth IRA: an IRA with non-deductible contributions, and tax-free growth of assets and distributions to pay retirement expenses, provided certain conditions are met.

Education Savings Account: an account with non-deductible contributions, and tax-free growth of assets and distributions, if used to pay certain educational expenses.

For more complete IRA information, consult Dreyfus or your tax professional.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone or online redemption requests for up to eight business days following the purchase of those shares

A 2% fee will be assessed on redemptions (including exchanges) of Dreyfus International Stock Index Fund shares held for less than 60 days. Subject to the exceptions described below, you will be subject to the fee, whether you are holding shares directly in your name or indirectly through an intermediary, such as a broker, bank, investment adviser, recordkeeper for retirement plan participants, or any other third party. If you hold your shares through an intermediary's omnibus account, the intermediary is responsible for imposing the fee and remitting the fee to the fund.

The redemption fee will be charged and retained by the fund on shares sold before the end of the required holding period. Dreyfus will use the "first-in, first-out" method to determine the holding period for the shares sold. Under this method, shares held the longest will be redeemed or exchanged first. The holding period commences on the day after your purchase order is effective.

Dreyfus International Stock Index Fund will not assess a redemption fee on fund shares (1) redeemed through automatic withdrawal plans or automatic exchange plans; (2) redeemed through certain comprehensive fee programs, such as wrap fee accounts and automated rebalancing or asset allocation programs offered by financial intermediaries (including those sponsored by Dreyfus or its affiliates); (3) acquired by the reinvestment of fund dividends or capital gain distributions; (4) redeemed by the fund (e.g., for failure to meet account minimums or to cover various fees); (5) purchased or redeemed by rollover, transfers and changes of account registration, provided that the investment remains in the fund; (6) purchased by other mutual funds, if approved by Dreyfus; (7) held in accounts in which there are legal or contractual restrictions on the imposition of a redemption fee as determined by the fund in its sole discretion; (8) redeemed as a result of death, disability or a Qualified Domestic Relations Order; (9) redeemed through the check-writing privilege, if any, and (10) converted from one share class to another in the fund.

In addition, Dreyfus International Stock Index Fund will not impose redemption fees on certain types of retirement plan transactions processed through a participant recordkeeping system supported by Dreyfus or through third party recordkeepers. These transactions include: (1) redemptions of shares purchased with new contributions to the plan, such as payroll contributions, excess contributions, and loan repayments; (2) shares redeemed for withdrawals and distributions, such as minimum required distributions, systematic withdrawal programs, and lump sum distributions; (3) shares redeemed by participation in automated account rebalancing programs or other systematic participant investment advice programs approved by the plan sponsor; (4) shares purchased or redeemed as a result of plan sponsor decisions, such as changes in investment options, automated account rebalancing programs, and plan termination or merger; (5) shares redeemed for loans, or following a hardship specified in the retirement plan documents; and (6) forfeitures or redemptions in connection with a participant's termination of employment.

If you hold your shares through a financial intermediary that does not process your share transactions in an onmibus account, the intermediary is responsible for providing Dreyfus with the information necessary to enable you to receive any redemption fee waivers to which you may be entitled. Dreyfus International Stock Index Fund reserves the right to withdraw waivers in its sole discretion without notice if the fund determines that an account is engaging in frequent trading or other activities detrimental to the fund.

Due to operational limitations or restrictions, retirement plans and intermediaries that maintain omnibus accounts with Dreyfus International Stock Index Fund may calculate redemption fees differently than the fund. However, redemptions made through a participant–initiated balance transfer will be subject to Dreyfus International Stock Index Fund's redemption fee if such shares were purchased through a participant-initiated balance transfer. If you are investing in Dreyfus International Stock Index Fund shares through an intermediary (or in the case of a 401(k) retirement plan, your plan sponsor), please contact the intermediary for more information on any differences in how the redemption fee may be applied to your investment in the fund.

The redemption fee generally is collected by deduction from the redemption proceeds, but may be imposed by billing you if the fee is not imposed as part of the redemption transaction.

Limitations on selling shares by phone or online through www.dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Each fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and each fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the funds or their operations. Dreyfus and the funds will not enter into arrangements with any person or group to permit frequent trading.

Each fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the funds may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that a fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. The funds have adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what they believe to be their fair value.

Although the funds' frequent trading and fair valuation policies and procedures and, with respect to Dreyfus International Stock Index Fund, the redemption fee are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, your fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the funds are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains, respectively.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in a fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Dreyfus offers a full array of investment services and products through Dreyfus Financial Centers. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find out whether a Financial Center is near you, call **1-800-645-6561.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). Although there is currently no fee for exchanges, Dreyfus International Stock Index Fund may deduct a 2% redemption fee if you are selling or exchanging fund shares you have owned for less than 60 days, and you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus Express® voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

· for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**

· for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT　TO ADD TO AN ACCOUNT　TO SELL SHARES

 — In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501

 — By Telephone

TO OPEN AN ACCOUNT

Wire Call to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• Dreyfus S&P 500 Index Fund
  DDA# 8900480025
• Dreyfus Midcap Index Fund
  DDA# 8900480025
• Dreyfus Smallcap Stock Index Fund
  DDA# 8900480025
• Dreyfus International Stock Index Fund
  DDA# 8900480025
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• Dreyfus S&P 500 Index Fund
  DDA# 8900480025
• Dreyfus Midcap Index Fund
  DDA# 8900480025
• Dreyfus Smallcap Stock Index Fund
  DDA# 8900480025
• Dreyfus International Stock Index Fund
  DDA# 8900480025
• your account number
• name(s) of investor(s)

Electronic check Same as wire, but insert "111" before your 14-digit account number.

TO SELL SHARES

Wire Be sure the fund has your bank account information on file. Call to request your transaction. Proceeds will be wired to your bank.

Check Call to request your transaction. A check will be sent to the address of record.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from a fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

For information and assistance, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |

 Online (www.dreyfus.com)

Wire Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Check Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

Without any initial investment Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you.

All services Call to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail in the slip and the check (see "To Open an Account" at left).	Write a letter of instruction that includes: • your name and signature • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail in your request (see "To Open an Account" at left).
By Telephone	—	**Wire** Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • Dreyfus S&P 500 Index Fund DDA# 8900480025 • Dreyfus Midcap Index Fund DDA# 8900480025 • Dreyfus Smallcap Stock Index Fund DDA# 8900480025 • Dreyfus International Stock Index Fund DDA# 8900480025 • your account number • name of investor • the contribution year **Electronic check** Same as wire, but insert "111" before your 14-digit account number.	—





Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from a fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

For information and assistance, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Trust Company, Custodian

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES

 — Automatically —

Without any initial investment Call to request a Dreyfus Step Program form. Complete and return the form along with your application.

All services Call to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

All contributions will count as current year.

Systematic Withdrawal Plan Call to request instructions to establish the plan.

NOTES

NOTES

For More Information

Dreyfus S&P 500 Index Fund
Dreyfus Smallcap Stock Index Fund
Dreyfus International Stock Index Fund
series of Dreyfus Index Funds, Inc.
SEC file number: 811-5883

Dreyfus Midcap Index Fund, Inc.
SEC file number: 811-6325

More information on these funds is available free upon request, including the following:

Annual/Semiannual Report

Describes a fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The funds' most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about a fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of a fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

  SEC http://www.sec.gov

  Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



DREYFUS INDEX FUNDS, INC.
DREYFUS S&P 500 INDEX FUND
DREYFUS SMALLCAP STOCK INDEX FUND
DREYFUS INTERNATIONAL STOCK INDEX FUND

DREYFUS MIDCAP INDEX FUND, INC.

STATEMENT OF ADDITIONAL INFORMATION
MARCH 1, 2008

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current combined Prospectus of the funds named above (each, a "Fund" and, collectively, the "Funds"), dated March 1, 2008, as the prospectus may be revised from time to time. Dreyfus S&P 500 Index Fund, Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund are series of Dreyfus Index Funds, Inc., an open-end management investment company, and Dreyfus Midcap Index Fund, Inc., is a separate open-end, management investment company. To obtain a copy of the Funds' Prospectus, please call your financial adviser, write to the Funds at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit www.dreyfus.com, or call one of the following numbers:

>Call Toll Free 1-800-645-6561
>In New York City -- Call 1-718-895-1206
>Outside the U.S. -- Call 516-794-5452

The most recent Annual Report and Semi-Annual Report to Shareholders of each Fund are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated by reference into this Statement of Additional Information. When requesting a copy of this Statement of Additional Information, you will receive the report(s) for the Fund(s) in which you are a shareholder.

Each Fund is a separate investment portfolio with operations and results that are unrelated to those of each other Fund. This combined Statement of Additional Information has been provided for your convenience to provide you with the opportunity to consider four investment choices in one document.

TABLE OF CONTENTS

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DESCRIPTION OF THE FUNDS

Dreyfus Index Funds, Inc., comprised of Dreyfus S&P 500 Index Fund, Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund, is a Maryland corporation formed on October 6, 1989. Dreyfus Midcap Index Fund, Inc. is a Maryland corporation formed on June 6, 1991. Each Fund is an open-end management investment company, known as a mutual fund. Each of Dreyfus Index Funds, Inc. and Dreyfus Midcap Index Fund, Inc. may be referred to herein as a "Company."

The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each Fund's investment adviser.

MBSC Securities Corporation (the "Distributor") is the distributor of each Fund's shares.

Certain Portfolio Securities

The following information supplements and should be read in conjunction with the Funds' Prospectus. When a Fund has cash reserves, the Fund may invest in the securities described below.

U.S. Government Securities. (All Funds) Each fund may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations from the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. While the U.S. Government provides financial support for such U.S. Government-sponsored agencies and instrumentalities, no assurance can be given that it will always do so since it is not so obligated by law. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to timely payment of interest and principal when held to maturity. Neither the market value of such securities nor the Fund's share price is guaranteed.

Repurchase Agreements. (All Funds) Each Fund may enter into repurchase agreements. In a repurchase agreement, a Fund buys, and the seller agrees to repurchase, a security at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. The Funds' custodian or sub-custodian will have custody of, and will hold in a segregated account, securities acquired by a Fund under a repurchase agreement. Repurchase agreements are considered by the staff of the Securities and Exchange Commission (the "SEC") to be loans by the Fund that enters into them. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. In an attempt to reduce the risk of incurring a loss on a repurchase agreement, each Fund will require that additional securities be deposited with it if the value of the securities purchased should decrease below resale price. The Funds may enter into repurchase agreements with certain banks and non-bank dealers.

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Bank Obligations. (All Funds) Each Fund may purchase certificates of deposit, time deposits, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign subsidiaries or foreign branches of domestic banks, and domestic and foreign branches of foreign banks, the Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate.

Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instruments upon maturity. The other short-term obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

Commercial Paper. (All Funds) Each Fund may purchase commercial paper consisting of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by a Fund will consist only of direct obligations which, at the time of their purchase, are (a) rated at least Prime-1 by Moody's Investors Service, Inc. ("Moody's") or A-1 by Standard & Poor's Ratings Services ("S&P"), (b) issued by companies having an outstanding unsecured debt issue currently rated at least Aa by Moody's or at least AA- by S&P, or (c) if unrated, determined by the Manager to be of comparable quality to those rated obligations which may be purchased by the Fund.

Investment Companies. (All Funds). Each Fund may invest in securities issued by other investment companies. Under the Investment Company Act of 1940, as amended (the "1940 Act"), each Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Fund bears directly in connection with its own operations. Each Fund also may invest its uninvested cash reserves or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program in shares of one or more money market funds advised by the Manager. Such investments will not be subject to the limitations described above. See "Lending Portfolio Securities."

Investment Techniques

The following information supplements and should be read in conjunction with the Funds' Prospectus.

General. Each Fund is managed by determining which stocks are to be purchased or sold to match, to the extent feasible, the investment characteristics of its respective benchmark Index. Each Fund will attempt to achieve a correlation between its performance and that of the Fund's Index, in both rising and falling markets, of at least 0.95, without taking into account expenses. A correlation of 1.00 would indicate perfect correlation, which would be achieved when the Fund's net asset value, including the value of its dividends and capital gain distributions, increases or decreases in exact proportion to changes in the Index. Each Fund's ability to correlate its performance with that of its Index, however, may be affected by, among other things, changes in securities markets, the manner in which the total return of the Fund's benchmark Index is calculated, the size of the Fund's portfolio, the amount of cash or cash equivalents held in the Fund's portfolio, and the timing, frequency and size of shareholder purchases and redemptions. Each Fund will use cash flows from shareholder purchase and redemption activity to maintain, to the extent feasible, the similarity of its portfolio to the securities comprising the Fund's benchmark Index. Inclusion of a security in an Index in no way implies an opinion by the sponsor of the Index as to its attractiveness as an investment. In the future, subject to the approval of the relevant Fund's shareholders, a Fund may select a different index if such a standard of comparison is deemed to be more representative of the performance of the securities the Fund seeks to match. None of the Funds is sponsored, endorsed, sold or promoted by the sponsor of its respective Index.

Dreyfus Smallcap Stock Index Fund may not hold all of the issues that comprise its Index because of the costs involved and the illiquidity of certain securities which comprise such Index. Instead, Dreyfus Smallcap Stock Index Fund will attempt to hold a representative sample of the securities in its Index so that, in the aggregate, the investment characteristics of the Fund's portfolio resemble those of its Index. The stocks to be included in Fund's portfolio will be selected using a statistical process known as "sampling." This process will be used to select stocks so that the market capitalizations, industry weightings, dividend yield, and beta closely approximate those of the Index. The sampling techniques utilized by Dreyfus Smallcap Stock Index Fund are expected to be an effective means of substantially duplicating the investment performance of the Index; however, the Dreyfus Smallcap Stock Index Fund is not expected to track its benchmark Index with the same degree of accuracy that complete replication of the Index would have provided. Over time, the portfolio composition will be altered (or "rebalanced") to reflect changes in the composition of the Index.

Borrowing Money. (All Funds) Each of Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow an amount up to 33-1/3% of the value of its total assets. Each of Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund currently intends to, and each of Dreyfus S&P 500 Index Fund and Dreyfus Midcap Index Fund, Inc. may, borrow money only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While such borrowings exceed 5% of a Fund's total assets, the Fund will not make any additional investments.

Lending Portfolio Securities. (All Funds) Each Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Manager to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by the Manager, repurchase agreements or other high quality instruments with short maturities.

Derivatives. (All Funds) Each Fund may invest in, or enter into, derivatives, such as stock index futures and, with respect to Dreyfus International Stock Index Fund, foreign currency forward contracts and foreign currency futures, in anticipation of taking a market position when, in the opinion of the Manager, available cash balances do not permit an economically efficient trade in the cash market, to hedge dividend accruals or to meet liquidity needs.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit a Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities. However, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund's performance.

If a Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund's return or result in a loss. A Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. Exchange-traded derivatives generally are guaranteed by the clearing agency that is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily variation margin system operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange. In contrast, no clearing agency guarantees over-the-counter derivatives. Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default. Accordingly, the Manager will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as it would review the credit quality of a security to be purchased by a Fund. Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

Some derivatives the Funds may use may involve economic leverage, which may increase the volatility of these instruments as they may increase or decrease in value more quickly than the underlying security, index futures contract, currency or other economic variable. Pursuant to regulations and/or published positions of the SEC, the Fund may be required to segregate permissible liquid assets or engage in other measures approved by the SEC or its staff, to "cover" the Fund's obligations relating to its transactions in derivatives. For example, in the case of futures contracts or forward contracts that are not contractually required by cash settle, the Fund must set aside liquid assets equal to such contracts' full notional value (generally, the total numerical value of the asset underlying a future or forward contract at the time of valuation) while the positions are open. With respect to futures contracts or forward contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligation (i.e., the Fund's daily net liability) under the contracts, if any, rather than such contracts' full notional value. By setting aside assets equal to only its net obligations under cash-settled futures and forward contracts, the Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

No Fund will be a commodity pool. Each Fund has filed notice with the Commodity Futures Trading Commission and National Futures Association of its eligibility for an exclusion from the definition of commodity pool operator and that none of the Funds is subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

<u>Futures Transactions—In General</u>. A futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. These contracts are traded on exchanges, so that, in most cases, either party can close out its position on the exchange for cash, without delivering the security.

Although some futures contracts call for making or taking delivery of the underlying securities, generally these obligations are closed out before delivery by offsetting purchases or sales of matching futures contracts (same exchange, underlying security or index, and delivery month). Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument with the same delivery date. If an offsetting purchase price is less than the original sale price, the Fund realizes a capital gain, or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund realizes a capital gain, or if it is less, the Fund realizes a capital loss. Transaction costs also are included in these calculations.

A Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that a Fund might realize in trading could be eliminated by adverse changes in the currency exchange rate, or the Fund could incur losses as a result of those changes.

Engaging in these transactions involves risk of loss to the Fund which could adversely affect the value of the Fund's net assets. Although each Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

Specific Futures Transactions. Each Fund may purchase and sell stock index futures contracts. A stock index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

Dreyfus International Stock Index Fund may purchase and sell foreign currency futures contracts and foreign currency forwards. A foreign currency futures contract obligates the Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

Foreign Currency Transactions. (Dreyfus International Stock Index Fund only) Dreyfus International Stock Index Fund may enter into foreign currency transactions to maintain the approximate currency exposure of its portfolio to the Morgan Stanley Capital International Europe, Australasia, Far East Index® ("MSCI EAFE Index").

Foreign currency transactions may involve, for example, the Fund's purchase of short positions in foreign currencies. A short position would involve the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Fund contracted to receive.

Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in

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interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

Certain Investment Considerations and Risks

Smaller Company Securities. (Dreyfus Midcap Index Fund, Inc. and Dreyfus Smallcap Stock Index Fund only) Each of these Funds may purchase the securities of smaller capitalization companies, the prices of which may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.

Foreign Securities. (Dreyfus International Stock Index Fund) Investing in the securities of foreign issuers, as well as instruments that provide investment exposure to foreign securities and markets, involves risks that are not typically associated with investing in U.S. dollar-denominated securities of domestic issuers. Investments in foreign issuers may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and in exchange control regulations (e.g., currency blockage). A decline in the exchange rate of the currency (i.e., weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. A change in the value of such foreign currency against the U.S. dollar also will result in a change in the amount of income the Fund has available for distribution. Because a portion of the Fund's investment income may be received in foreign currencies, the Fund will be required to compute its income in U.S. dollars for distribution to shareholders, and therefore the Fund will absorb the cost of currency fluctuations. After the Fund has distributed income, subsequent foreign currency losses may result in the Fund having distributed more income in a particular fiscal period than was available from investment income, which could result in a return of capital to shareholders. In addition, if the exchange rate for the currency in which the Fund receives interest payments declines against the U.S. dollar before such income is distributed as dividends to shareholders, the Fund may have to sell portfolio securities to obtain sufficient cash to enable the Fund to pay such dividends. Commissions on transactions in foreign securities may be higher than those for similar transactions on domestic stock markets and foreign custodial costs are higher than domestic custodial costs. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have on occasion been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

Because evidence of ownership of foreign securities usually are held outside the United States, by investing in such securities the Fund will be subject to additional risks which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Moreover, foreign securities held by a Fund may trade on days when the Fund does not calculate its net asset value and thus may affect the Fund's net asset value on days when investors have no access to the Fund.

Dreyfus International Stock Index Fund seeks to match the investment results of the MSCI EAFE Index, a large percentage of which is comprised of Japanese securities. Therefore, stocks of Japanese companies will represent a correspondingly large component of Dreyfus International Stock Index Fund's investment assets. Such a large investment in the Japanese stock market may entail a higher degree of risk than with more diversified international portfolios, especially considering that by fundamental measures of corporate valuation, such as its high price-earnings ratios and low dividend yields, the Japanese market as a whole may appear expensive relative to other world stock markets.

Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

Investment Restrictions

Each Fund's investment objective is a fundamental policy, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. In addition, each Fund has adopted certain investment restrictions as fundamental policies and certain other investment restrictions as non-fundamental policies, as described below.

Dreyfus S&P 500 Index Fund only. The Fund has adopted investment restrictions numbered 1 through 9 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restrictions numbered 10 through 14 are not fundamental policies and may be changed by vote of a majority of the Company's Board members at any time. Dreyfus S&P 500 Index Fund may not:

1. Invest in commodities, except that the Fund may invest in futures contracts as described in the Prospectus and Statement of Additional Information.

2. Purchase, hold or deal in real estate, or oil and gas interests, but the Fund may purchase and sell securities that are secured by real estate or issued by companies that invest or deal in real estate.

3. Borrow money, except from banks (which, if permitted by applicable regulatory authority, may be from Mellon Bank, N.A. or Boston Safe Deposit and Trust Company, affiliates of the Manager) for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not

make any additional investments. Transactions in futures and options do not involve any borrowing for purposes of this restriction.

4.   Pledge, hypothecate, mortgage or otherwise encumber its assets, except in an amount up to 15% of the value of its total assets, but only to secure borrowings for temporary or emergency purposes. Collateral arrangements with respect to initial or variation margin for futures contracts will not be deemed to be pledges of the Fund's assets.

5.   Lend any securities or make loans to others, except to the extent permitted under the 1940 Act (which currently limits such loans to no more than 33-1/3% of the value of the Fund's total assets) or as otherwise permitted by the SEC. For purposes of this Investment Restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and the entry into repurchase agreements shall not constitute loans by the Fund. Any loans of portfolio securities will be made according to guidelines established by the SEC and the Company's Board.

6.   Act as an underwriter of securities of other issuers or purchase securities subject to restrictions on disposition under the Securities Act of 1933 (so-called "restricted securities"). The Fund may not enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are not readily marketable, if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

7.   Invest in the securities of a company for the purpose of exercising management or control, but the Fund will vote the securities it owns in its portfolio as a shareholder in accordance with its views.

8.   Purchase, sell or write puts, calls or combinations thereof.

9.   Invest more than 25% of its assets in investments in any particular industry or industries (including banking), except to the extent the Standard & Poor's 500 Composite Stock Price Index also is so concentrated, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

10.   Engage in arbitrage transactions.

11.   Purchase warrants (excluding those acquired by the Fund in units or attached to securities).

12.   Sell securities short, but reserves the right to sell securities short against the box (a transaction in which the Fund enters into a short sale of a security which the Fund owns).

13.   Purchase securities of any company having less than three years' continuous operations (including operations of any predecessors) if such purchase would cause the value of the Fund's investments in all such companies to exceed 5% of the value of its total assets.

14.   Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

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<p style="text-align:center">* * *</p>

Dreyfus Midcap Index Fund, Inc. only. The Fund has adopted investment restrictions numbered 1 through 10 as fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restrictions numbered 11 through 14 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. Dreyfus Midcap Index Fund, Inc. may not:

1.   Purchase securities of any company having less than three years' continuous operations (including operations of any predecessors) if such purchase would cause the value of the Fund's investments in all such companies to exceed 5% of the value of its total assets.

2.   Invest in commodities, except that the Fund may invest in futures contracts as described in the Prospectus and Statement of Additional Information.

3.   Purchase, hold or deal in real estate, real estate investment trust securities, real estate limited partnership interests, or oil, gas or other mineral leases or exploration or development programs, but the Fund may purchase and sell securities that are secured by real estate or issued by companies that invest or deal in real estate.

4.   Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments. Transactions in futures and options do not involve any borrowing for purposes of this restriction.

5.   Pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure borrowings for temporary or emergency purposes. Collateral arrangements with respect to initial or variation margin for futures contracts will not be deemed to be pledges of the Fund's assets.

6.   Lend any securities or make loans to others, except to the extent permitted under the 1940 Act (which currently limits such loans to no more than 33-1/3% of the value of the Fund's total assets) or as otherwise permitted by the SEC. For purposes of this Investment Restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and the entry into repurchase agreements shall not constitute loans by the Fund. Any loans of portfolio securities will be made according to guidelines established by the SEC and the Company's Board.

7.   Act as an underwriter of securities of other issuers. The Fund may not enter into repurchase agreements providing for settlement in more than seven days after notice or purchase illiquid securities, if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

8.   Invest in the securities of a company for the purpose of exercising management or control, but the Fund will vote the securities it owns in its portfolio as a shareholder in accordance with its views.

<p style="text-align:center">B-12</p>

9. Purchase, sell or write puts, calls or combinations thereof.

10. Invest more than 25% of its assets in investments in any particular industry or industries (including banking), except to the extent the Standard & Poor's MidCap 400 Index also is so concentrated, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

11. Engage in arbitrage transactions.

12. Purchase warrants (excluding those acquired by the Fund in units or attached to securities).

13. Sell securities short, but reserves the right to sell securities short against the box (a transaction in which the Fund enters into a short sale of a security which the Fund owns).

14. Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

* * *

Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund. Each of these Funds has adopted investment restrictions numbered 1 through 8 below as fundamental policies, which cannot be changed, as to a Fund, without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. Investment restrictions numbered 9 through 11 are not fundamental policies and may be changed by vote of a majority of the Company's Board members at any time. Neither of these Funds may:

1. Invest in commodities, except that the Fund may purchase and sell options, forward contracts, futures contracts, including those relating to indexes, and options on futures contracts or indexes.

2. Purchase, hold or deal in real estate, or oil, gas or other mineral leases or exploration or development programs, but the Fund may purchase and sell securities that are secured by real estate or issued by companies that invest or deal in real estate.

3. Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets). For purposes of this investment restriction, the Fund's entry into options, forward contracts, futures contracts, including those relating to indexes, and options on futures contracts or indexes shall not constitute borrowing.

4. Make loans to others, except through the purchase of debt obligations and the entry into repurchase agreements. However, the Fund may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the SEC and the Company's Board.

5.   Act as an underwriter of securities of other issuers, except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

6.   Invest more than 25% of its assets in the securities of issuers in any single industry (except to the extent the Fund's benchmark Index as described in the Prospectus also is so concentrated), provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

7.   Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except to the extent the activities permitted in Investment Restriction Nos. 1, 3 and 9 may be deemed to give rise to a senior security.

8.   Purchase securities on margin, but the Fund may make margin deposits in connection with transactions in options, forward contracts, futures contracts, including those relating to indexes, and options on futures contracts or indexes.

9.   Pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the purchase of securities on a when-issued or forward commitment basis and the deposit of assets in escrow in connection with writing covered put and call options and collateral and initial or variation margin arrangements with respect to options, forward contracts, futures contracts, including those relating to indexes, and options on futures contracts or indexes.

10.   Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 15% of the value of the Fund's net assets would be so invested.

11.   Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

* * *

If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction. With respect to each Fund's Investment Restriction pertaining to borrowing, however, if borrowings exceed 33-1/3% of the value of the Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

MANAGEMENT OF THE FUNDS

Each Company's Board is responsible for the management and supervision of the relevant Fund and approves all significant agreements with those companies that furnish services to the Fund. These companies are as follows:

The Dreyfus Corporation ....Investment Adviser
MBSC Securities Corporation ....Distributor
Dreyfus Transfer, Inc. ....Transfer Agent

B-14

Mellon Trust of New England, N.A..............................Custodian

Board Members of the Company[1]

Board members of each Company, together with information as to their positions with the Company, principal occupations and other board memberships and affiliations, are shown below.

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (64) Chairman of the Board (1995)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director* Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, *Director*
Peggy C. Davis (64) Board Member (2006)	Shad Professor of Law, New York University School of Law (1983 – present) Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training	None
David P. Feldman (68) Board Member (1996)	Corporate Director and Trustee	BBH Mutual Funds Group (11 funds), *Director* The Jeffrey Company, a private investment company, *Director*
James F. Henry (77) Board Member (2006)	President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)	Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

---

[1] None of the Board members are "interested persons" of the Funds, as defined in the 1940 Act.

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Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
	Advisor to The Elaw Forum, a consultant on managing corporate legal costs Advisor to John Jay Homstead (the restored home of the first U.S. Chief Justice) Individual Trustee of several trusts	
Ehud Houminer (67) Board Member (1993)	Executive-in-Residence at the Columbia Business School, Columbia University	Avnet Inc., an electronics distributor, *Director* International Advisory Board to the MBA Program School of Management, Ben Gurion University, *Chairman*
Gloria Messinger (78) Board Member (1993)	Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc. Consultant in Intellectual Property	Theater for a New Audience, Inc., *Director* Brooklyn Philharmonic, *Director*
Dr. Martin Peretz (68) Board Member (2006)	Editor-in-Chief of The New Republic Magazine Lecturer in Social Studies at Harvard University (1965-2002) Director of TheStreet.com, a financial information service on the web	American Council of Trustees and Alumni, *Director* Pershing Square Capital Management, *Adviser* Montefiore Ventures, *General Partner* Harvard Center for Blood Research, *Trustee* Bard College, *Trustee* Board of Overseers of YIVO Institute for Jewish Research, *Chairman*
Anne Wexler (77) Board Member (1996)	Chairperson of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present	Wilshire Mutual Funds (5 funds), *Director* The Community Foundation for the National Capital Region, *Director* Member of the Council of Foreign Relations Member of the National Park Foundation

Board members are elected to serve for an indefinite term. Each Company has standing audit, nominating and compensation committees, each comprised of its Board members who are not "interested persons" of the Company, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Company's accounting and financial reporting processes and the audits of the Funds' financial statements and (ii) to assist in the Board's oversight of the integrity of the Funds' financial statements, the Funds' compliance with legal and regulatory requirements and the independent registered public accounting firm's qualifications, independence and performance. Each Company's nominating committee is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and

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independent business judgment and would act in the interest of each Fund and its shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Company, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor East, New York, New York 10166, which includes information regarding the recommended nominee as specified in the nominating committee charter. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. Each Company also has a standing pricing committee comprised of any one Board member. The function of the pricing committee is to assist in valuing the Funds' investments. The audit committee met four times with respect to Dreyfus Midcap Index Fund, Inc. and five times with respect to Dreyfus Index Funds, Inc.; and the pricing committee met once with respect to Dreyfus Midcap Index Fund, Inc. during the year ended October 31, 2007. Each Company's compensation and nominating committee met once during the last fiscal year.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2007.

Name of Board Member	Dreyfus S&P 500 Index Fund	Dreyfus International Stock Index Fund	Dreyfus Smallcap Stock Index Fund	Dreyfus Midcap Index Fund, Inc.	Aggregate Holding of Funds in the Dreyfus Family of Funds for Which Responsible as a Board Member
Joseph S. DiMartino	None	None	None	None	Over $100,000
Peggy C. Davis	None	None	None	None	$10,001- $50,000
David P. Feldman	None	None	None	None	Over $100,000
James F. Henry	None	None	None	None	Over $100,000
Ehud Houminer	Over $100,000	None	None	None	Over $100,000
Gloria Messinger	None	None	None	None	Over $100,000
Martin Peretz	None	None	None	None	$10,001 - $50,000
Anne Wexler	None	None	None	None	None

As of December 31, 2007, none of the Board members or their immediate family members owned securities of the Manager, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager or the Distributor.

Currently, each Company and 13 other funds (comprised of 41 portfolios) in the Dreyfus Family of Funds pay each Board member their respective allocated portion of an annual retainer of $85,000, and a fee of $10,000 for each regularly scheduled Board meetings attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,000 for Board meetings and separate committee meetings attended that are conducted by telephone. The Chairman of the Board receives an additional 25% of such compensation and the audit committee chairman receives an additional $15,000 per annum. Each Company also reimburses each Board member for travel and out of pocket expenses in connection with attending Board or committee meetings. Emeritus Board members are entitled to receive an annual retainer of one-half the amount paid as a retainer at the time the Board member became Emeritus and a per meeting attended fee of one-half the amount paid to Board members. The aggregate amount of compensation paid to each Board member by Dreyfus Index Funds, Inc. and Dreyfus Midcap Index Fund, Inc. for the fiscal year ended October 31, 2007, and by all funds in the Dreyfus Family of Funds for which such person is a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 2007, were as follows:

	Aggregate Compensation From the Funds[1]		
Name of Board Member	Dreyfus Index Funds, Inc.(Three Funds)	Dreyfus Midcap Index Fund, Inc.	Total Compensation From the Funds and Fund Complex Paid to Board Member[2]
Joseph S. DiMartino	$32,238	$15,220	$819,865 (196)
Peggy C. Davis	$25,709	$12,119	$243,500 (81)
David P. Feldman	$28,355	$13,371	$204,713 (60)
John M. Fraser, Jr.[3]	$3,137	$1,483	$32,500 (49)
James F. Henry	$25,509	$12,027	$138,000 (49)
Ehud Houminer	$25,709	$12,119	$223,500 (79)
Paul A. Marks[4]	$15,026	$7,065	$69,500 (49)
Gloria Messinger	$25,709	$12,119	$140,000 (49)
Martin Peretz	$25,709	$12,119	$130,000 (49)
Anne Wexler	$23,908	$11,284	$193,213 (60)

_____

[1]   Amount does not include the cost of office space, secretarial services and health benefits for the Chairman and expenses reimbursed to Board members for attending Board meetings, which in the aggregate amounted to $1,442.23.

[2]   Represents the number of separate portfolios comprising the investment companies in the Fund complex, including the Funds, for which the Board member serves.

[3]   Emeritus Board member as of May 24, 2000.

[4]   Emeritus Board member as of December 31, 2006.

Officers of the Company

J. DAVID OFFICER, President since December 2006. Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, <u>Executive Vice President since July 2007</u>. Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director-Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

MICHAEL A. ROSENBERG, <u>Vice President and Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since August 2005</u>.   Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

RICHARD CASSARO, <u>Assistant Treasurer since January 2008</u>. Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since 1982.

ROBERT SVAGNA, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies   (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2005.</u> Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT SALVIOLO, <u>Assistant Treasurer since July 2007</u>.   Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT S. ROBOL, <u>Assistant Treasurer since August 2005</u>.   Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since October 2002</u>. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since October 2004</u>. Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is

49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Board member and officer of the Company is 200 Park Avenue, New York, New York 10166.

Board members and officers, as a group, owned less than 1% of each Fund's voting securities outstanding on February 8, 2008. See "Information About the Funds" for a list of shareholders known by the Funds to own of record 5% or more of a Fund's outstanding voting securities as of February 8, 2008.

MANAGEMENT ARRANGEMENTS

Investment Adviser. The Manager is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than100 markets. BNY Mellon is a leading provider of financial services of institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team.

Management Agreement. The Manager provides management services pursuant to separate Management Agreements (the "Agreement") between each Company and the Manager. As to each Fund, the Agreement is subject to annual approval by (i) the Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Fund, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Fund, the Agreement is terminable without penalty, on 60 days' notice, by the Board or by vote of the holders of a majority of such Fund's shares, or, upon not less than 90 days' notice, by the Manager. The Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of the Manager: Jonathan Little, Chair of the Board; Thomas F. Eggers, President, Chief Executive Officer and a director; Jonathan Baum, Vice Chair-Distribution and a director; J. Charles Cardona, Vice Chair and a director; Diane P. Durnin, Vice Chair and a director; Phillip N. Maisano, Chief Investment Officer, Vice Chair and a director; J. David Officer, Chief Operating Officer, Vice Chair and a director; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Jill Gill, Vice President-Human Resources; Anthony Mayo, Vice President-Information Systems; Theodore A. Schachar, Vice President-Tax; John E. Lane, Vice President; Jeanne M. Login, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Secretary; Mitchell E. Harris, Scott E. Wennerholm, and Ronald P.O'Hanley III, directors.

The Manager maintains office facilities on behalf of the Funds, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Funds. The Manager may pay the Distributor for shareholder services from the Manager's own assets, including past profits but not including the management fees paid by the Funds. The Distributor may use part or all of such payments to pay certain financial institutions (which may include banks), securities dealers and other industry professionals (collectively, "Service Agents") in respect of these services. The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

BNY Mellon and its affiliates may have deposit, loan and commercial banking or other relationships with the issuers of securities purchased by a Fund. The Manager has informed management of the Funds that in making its investment decisions it does not obtain or use material inside information that BNY Mellon or its affiliates may possess with respect to such issuers.

Each Company, the Manager and the Distributor each have adopted a Code of Ethics that permits its personnel, subject to such respective Code of Ethics, to invest in securities, including securities that may be purchased or held by the Funds. The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager. In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Code of Ethics and also are subject to the oversight of BNY Mellon's Investment Ethics Committee (the "Committee"). Portfolio managers and other investment personnel who comply with the preclearance and disclosure procedures of the Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Portfolio Management. The Manager provides day-to-day management of each Fund's portfolio of investments in accordance with the stated policies of such Fund, subject to the approval of the Board. The Manager is responsible for investment decisions and provides each Fund with portfolio managers who are authorized by its Board to execute purchases and sales of securities. Thomas Durante is the portfolio manager for Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund, Inc. and Dreyfus Smallcap Stock Index Fund. Mr. Durante is a dual employee of the Manager and Mellon Equity Associates, LLP ("MEA"), an affiliate of the Manager. The co-primary portfolio managers for Dreyfus International Stock Index Fund are Richard Brown and Karen Wong. Mr. Brown and Ms. Wong are dual employees of the Manager and Mellon Capital Management Corporation ("Mellon Capital"), an affiliate of the Manager. Zack Springer, Rebecca Gao, Evelyn Chen and Cheryl Greenberg also are portfolio managers for the Dreyfus International Stock Index Fund. The Manager also maintains a research department with a professional staff of portfolio managers who provide research services for each Fund and for other funds advised by the Manager.

Portfolio Manager Compensation. (Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund, Inc., Dreyfus Smallcap Index Fund) The portfolio manager's cash compensation is comprised primarily of a market-based salary and an incentive compensation plan (annual and long term incentive). Funding for the MEA Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall company profitability. Therefore, all bonus awards are based initially on Company performance. The investment professionals are eligible to receive annual cash bonus awards from the incentive compensation plan. Annual awards are granted in March for the prior calendar year. Individual awards for investment professionals are discretionary, based on product performance, goals established at the beginning of each calendar year and a subjective evaluation of the portfolio manager's contribution to the overall investment process. Also considered in determining individual awards are team participation and general contributions to MEA.

All portfolio managers are also eligible to participate in the MEA Long Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of MEA (capped at 20% per year). Management has discretion with respect to actual participation and award size.

Portfolio managers whose compensation exceeds certain levels may elect to defer portions of their base salaries and/or incentive compensation pursuant to BNY Mellon's elective deferred compensation plan.

Portfolio Manager Compensation. (Dreyfus International Stock Index Fund) The portfolio managers responsible for managing mutual funds are generally eligible for compensation consisting of base salary, bonus, and payments under Mellon Capital's long-term incentive compensation program. All compensation is paid by Mellon Capital and not by the mutual funds. The same methodology described below is used to determine portfolio manager compensation with respect to the management of mutual funds and other accounts.

Mutual fund portfolio managers are also eligible for the standard retirement benefits and health and welfare benefits available to all Mellon Capital employees. Certain portfolio managers may be eligible for additional retirement benefits under several supplemental retirement plans that Mellon Capital provides to restore dollar-for-dollar the benefits of management employees that had been cut back solely as a result of certain limits due to the tax laws. These plans are structured to provide the same retirement benefits as the standard retirement benefits. In addition, mutual fund portfolio managers whose compensation exceeds certain limits may elect to defer a portion of their salary and/or bonus under the BNY Mellon's deferred compensation plan.

A portfolio manager's base salary is determined by the portfolio manager's experience and performance in the role, taking into account the ongoing compensation benchmark analyses. A portfolio manager's base salary is generally a fixed amount that may change as a result of an annual review, upon assumption of new duties, or when a market adjustment of the position occurs.

A portfolio manager's bonus is determined by a number of factors. One factor is performance of the mutual fund relative to expectations for how the mutual fund should have performed, given its objectives, policies, strategies and limitations, and the market environment during the measurement period. Additional factors include the overall financial performance of Mellon Capital, the performance of all accounts (relative to expectations) for which the portfolio manager has responsibility, the portfolio manager's contributions to the investment management functions within the sub-asset class, contributions to the development of other investment professionals and supporting staff, and overall contributions to strategic planning and decisions for the investment management group. The target bonus is expressed as a percentage of base salary. The actual bonus paid may be more or less than the target bonus, based on how well the manager satisfies the objectives stated above. The bonus is paid on an annual basis.

Under the long-term incentive compensation program, certain portfolio managers are eligible to receive a payment from Mellon Capital's long-term incentive compensation plan based on their years of service, job level and, if applicable, management responsibilities. Each year, a portion of the Mellon Capital's profits is allocated to the long-term incentive compensation award. The annual awards are paid after three years.

Additional Information about Portfolio Managers. The following table lists the number and types of other accounts advised by each Fund's primary portfolio manager and assets under management in those accounts as of the Fund's last fiscal year:

Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed
Thomas Durante	13[*]	$16.02 billion	4[*]	$269.3 million	15[**]	$896.0 million
Richard Brown	38	$20 billion	31[*]	$49 billion	34[*]	$29 billion
Karen Wong	38	$20 billion	31[*]	$49 billion	34[*]	$29 billion

_____

[*]   None of the funds or accounts are subject to a performance-based advisory fee.
[**]   The advisory fees for three of the other accounts, which have total assets of approximately $90.2 million, are based on the performance of the respective account.

The dollar range of Fund shares beneficially owned by the primary portfolio manager is as follows as of the end of the Fund's fiscal year:

Portfolio Manager	Fund Name	Dollar Range of Fund Shares Beneficially Owned
Thomas Durante	Dreyfus S&P 500 Index Fund	None
	Dreyfus Midcap Index Fund	$50,001 - $100,000
	Dreyfus SmallCap Stock Index Fund	$50,001 - $100,000
Richard Brown	Dreyfus International Stock Index Fund	None
Karen Wong	Dreyfus International Stock Index Fund	None

Portfolio managers may manage multiple accounts for a diverse client base, including mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies and foundations), bank common trust accounts and wrap fee programs ("Other Accounts").

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Potential conflicts of interest may arise because of Dreyfus' management of the Funds and Other Accounts. For example, conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, as Dreyfus may be perceived as causing accounts it manages to participate in an offering to increase Dreyfus' overall allocation of securities in that offering, or to increase Dreyfus' ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Dreyfus may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. Additionally, portfolio managers may be perceived to have a conflict of interest if there are a large number of Other Accounts, in addition to the Fund, that they are managing on behalf of Dreyfus. Dreyfus periodically reviews each portfolio manager's overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. In addition, Dreyfus could be viewed as having a conflict of interest to the extent that Dreyfus or its affiliates and/or portfolio managers have a materially larger investment in Other Accounts than their investment in the Fund.

Other Accounts may have investment objectives, strategies and risks that differ from those of the Funds. For these or other reasons, the portfolio managers may purchase different securities for a Fund and the Other Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Other Accounts. The portfolio managers may place transactions on behalf of Other Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in another account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

Conflicts of interest similar to those described above arise when portfolio managers are employed by a sub-investment adviser or are dual employees of the Manager and an affiliated entity and such portfolio managers also manage Other Accounts.

Dreyfus' goal is to provide high quality investment services to all of its clients, while meeting Dreyfus' fiduciary obligation to treat all clients fairly. Dreyfus and its affiliates have adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that they believe address the conflicts associated with managing multiple accounts for multiple clients. In addition, Dreyfus monitors a variety of areas, including compliance with Fund guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics. Furthermore, senior investment and business personnel at Dreyfus periodically review the performance of the portfolio managers for Dreyfus-managed funds.

Expenses. All expenses incurred in the operation of the Funds are borne by the Manager, except management fees, Shareholder Services Plan fees, taxes, interest, brokerage fees and commissions, if any, fees and expenses of non-interested Board members, fees and expenses of independent counsel to the Fund and to the non-interested Board members, and any extraordinary expenses.

As compensation for the Manager's services, Dreyfus Index Funds, Inc. has agreed to pay the Manager a monthly fee at the annual rate of 0.25% of the value of the average daily net assets of each of Dreyfus S&P 500 Index Fund and Dreyfus Smallcap Stock Index Fund and 0.35% of the value of the average daily net assets of Dreyfus International Stock Index Fund, and Dreyfus Midcap Index Fund, Inc. has agreed to pay the Manager a monthly fee at the annual rate of 0.25% of the value of its average daily net assets. All fees and expenses are accrued daily and deducted before declaration of dividends to shareholders. With respect to each Fund, the Manager has agreed to reduce its management fee in an amount equal to the Fund's allocable portion of the accrued fees and expenses of the non-interested Board members and fees and expenses of independent counsel to the Funds and to the non-interested Board members.

For the fiscal years ended October 31, 2005, 2006 and 2007, the management fees paid by each Fund were as follows:

Name of Fund	Management Fee Paid		
	2005	2006	2007
Dreyfus S&P 500 Index Fund	$8,278,647	$8,609,197	$9,322,247*
Dreyfus Midcap Index Fund, Inc.	$4,671,472	$5,672,605	$6,034,807*
Dreyfus Smallcap Index Fund	$1,561,638	$2,117,857	$2,413,767*
Dreyfus International Stock Index Fund	$ 562,138	$ 982,888	$1,547,856*

*For the fiscal year ended October 31, 2007, the management fees paid by Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund, Inc., Dreyfus Smallcap Index Fund and Dreyfus International Stock Index Fund were reduced by $182,762, $120,405, $48,202, and $27,109, respectively, which amounts represented such Fund's allocable share of the fees and expenses of the non-interested Directors (including counsel fees).

The aggregate of the fees payable to the Manager is not subject to reduction as the value of a Fund's net assets increases.

Distributor. The Distributor, a wholly-owned subsidiary of the Manager, located at 200 Park Avenue, New York, New York 10166, serves as each Fund's distributor on a best efforts basis pursuant to an agreement with the Funds which is renewable annually. The Distributor also acts as distributor for the other funds in the Dreyfus Family of Funds, Mellon Funds Trust and Mellon Institutional Funds. Before June 30, 2007, the Distributor was known as "Dreyfus Service Corporation."

The Distributor may pay Service Agents that have entered into agreements with the Distributor a fee based on the amount invested through such Service Agents in Fund shares by employees participating in qualified or non-qualified employee benefit plans, including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under Simplified Employee Pension Plans ("SEP-IRAs"). Generally, the Distributor may pay such Service Agents a fee of up to 1% of the amount invested through the Service

Agents. The Distributor, however, may pay Service Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Funds including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Service Agent for more information regarding any such fee payable to the Service Agent.

The Manager or the Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of a Fund or provide other services. Such payments are separate from any shareholder services fees paid by the Funds to those intermediaries. Because those payments are not made by you or a Fund, the Fund's total expense ratio will not be affected by any such payments. These additional payments may be made to Service Agents, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid from the Manager's or the Distributor's own resources to Service Agents for inclusion of a Fund on a sales list, including a preferred or select sales list or in order sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, the Manager or the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a Service Agent to recommend or sell shares of a Fund to you. Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision or services to the Funds.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of the Manager, 200 Park Avenue, New York, New York 10166, is each Fund's transfer and dividend disbursing agent. Under a transfer agency agreement, the Transfer Agent arranges for the maintenance of shareholder account records for each Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for each Fund during the month, and is reimbursed for certain out-of-pocket expenses. The Manager pays the Funds' transfer agency fees.

Mellon Trust of New England, N.A. (the "Custodian"), One Boston Place, Boston, Massachusetts 02109, acts as custodian of each Fund's investments. Under a custody agreement, the Custodian holds each Fund's securities and keeps all necessary accounts and records. For its custody services, the Custodian receives a monthly fee based on the market value of each Fund's domestic assets held in custody and receives certain securities transactions charges. The Manager pays the Funds' custody fees.

HOW TO BUY SHARES

General. Shares of each Fund are sold without a sales charge. You may be charged a fee if you effect transactions in Fund shares through a Service Agent. You will be charged a fee if an investment check is returned unpayable. Stock certificates are issued only upon your written request. No certificates are issued for fractional shares.

Each Fund reserves the right to reject any purchase order. No Fund will establish an account for a "foreign financial institution," as that term is defined in Department of the Treasury rules implementing section 312 of the USA PATRIOT Act of 2001. Foreign financial institutions include: foreign banks (including foreign branches of U.S. depository institutions); foreign offices of U.S. securities broker-dealers, futures commission merchants, and mutual funds; non-U.S. entities that, if they were located in the United States, would be securities broker-dealers, futures commission merchants or mutual funds; and non-U.S. entities engaged in the business of a currency dealers or exchanger or a money transmitter.

The minimum initial investment is $2,500, or $1,000 if you are a client of a Service Agent which maintains an omnibus account in a Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. However, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, IRAs set up under SEP-IRAs, and rollover IRAs) and 403(b) (7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases. The initial investment must be accompanied by the Account Application. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Fund shares are offered without regard to the minimum subsequent investment requirements to shareholders purchasing Fund shares through the Dreyfus Managed Assets Program or through other wrap account programs. Each Fund reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain qualified or non-qualified employee benefit plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Fund. Each Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

Fund shares also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements – Distributor," Service Agents may receive revenue sharing payments from the Manager or the Distributor. The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Fund shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund. If an order is received in proper form by the Transfer Agent by the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on a given day, Fund shares will be purchased at the net asset value determined as of such close of trading on that day. Otherwise, Fund shares will be purchased at the net asset value determined as of the close of trading on the floor of the New York Stock Exchange on the next business day. To permit each Fund to invest your money as promptly as possible after receipt, thereby maximizing the Fund's ability to track its Index, you are urged to transmit your purchase order in proper form so that it may be received by the Transfer Agent prior to 12:00 noon, Eastern time, on the day you want your purchase order to be effective. Upon request, proceeds from the redemption of shares of other funds in the Dreyfus Family of Funds by an employee benefit plan will be applied to purchase Fund shares on the date of redemption, if the plan's recordkeeper has entered into an appropriate agency agreement with the Fund and such other funds.

Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on days the New York Stock Exchange is open for regular business. For purposes of determining net asset value per share, certain futures contracts may be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share is computed by dividing the value of a Fund's net assets (i.e., the value of its assets less liabilities) by the total number of Fund shares outstanding. For information regarding the methods employed in valuing each Fund's investments, see "Determination of Net Asset Value."

SHAREHOLDER SERVICES PLAN

Each Fund has adopted a Shareholder Services Plan pursuant to which it pays the Distributor for the provision of certain services to shareholders a fee at the annual rate of 0.25% of the value of the Fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding a Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. Under the Shareholder Services Plan, the Distributor may make payments to Service Agents in respect of these services.

A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Shareholder Services Plan provides that material amendments of the Plan must be approved by the Board and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. As to each Fund, the Shareholder Services Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. As to each Fund, the Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

For the fiscal year ended October 31, 2007, Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund, Inc., Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund paid the Distributor $9,322,247, $6,034,807, $2,413,767 and $1,105,612, respectively, pursuant to the Shareholder Services Plan.

HOW TO REDEEM SHARES

General. Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC. However, if you have purchased Fund shares by check or through Dreyfus-Automatic Asset Builder®, and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire or telephone or online for a period of up to eight business days after receipt by the Transfer Agent of the purchase check or the Dreyfus-Automatic Asset Builder® order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

Redemption Fee. (Dreyfus International Stock Index Fund only)   The Fund may deduct a redemption fee equal to 2% of the net asset value of Fund shares redeemed (including redemptions through the use of the Fund Exchanges service) less than 60 days following the issuance of such shares. The redemption fee will be deducted from the redemption proceeds and retained by the Fund.

Subject to the exceptions described in the Fund's prospectus, shares held for less than the 60 day holding period will be subject to the Fund's redemption fee, whether held directly in your name or indirectly through an intermediary, such as a broker, bank, investment adviser, recordkeeper for retirement plan participants, or any other third party. If you hold your shares through an intermediary's omnibus account, the intermediary is responsible for imposing the fee and remitting the fee to the fund.

The redemption fee will be charged and retained by Dreyfus International Stock Index Fund on shares sold before the end of the required holding period. Dreyfus will use the "first-in, first-out" method to determine the holding period for the shares sold. Under this method, shares held the longest will be redeemed or exchanged first. The holding period commences on the day after your purchase order is effective. For example, for the 60 day holding period, the holding period for shares purchased on April 10 (trade date) begins on April 11 and ends 59 days later on June 8. Thus, if you redeemed these shares on June 8, you would be assessed the fee, but you would not be assessed the fee if you redeemed on or after June 9.

The redemption fee generally is collected by deduction from the redemption proceeds, but may be imposed by billing you if the fee is not imposed as part of the redemption transaction.

The Fund may postpone the effective date of the assessment of the redemption fee on the underlying shareholder accounts within an omnibus account if an intermediary is unable to collect the Fund's redemption fee.

The Fund may impose the redemption fee at the plan level for employee benefit plans that hold shares on behalf of a limited number of employees. Plan sponsors of such benefit plans that opt to impose redemption fees at the employee account level, rather than the plan level, must enter into agreements with Dreyfus that obligate the sponsor to collect and remit redemption fees at the employee level and to provide to the fund, at its request, shareholder identity and transaction information.

The Fund's Prospectus contains information on transactions for which the redemption fee is waived. The Fund reserves the right to exempt additional transactions from the redemption fee.

Prior to December 1, 2007, Dreyfus Smallcap Stock Index Fund, Dreyfus S&P 500 Index Fund and Dreyfus Midcap Index Fund, Inc. assessed a redemption fee on shares redeemed or exchanged before the end of a required holding period. Each of these Funds reserves the right to reimpose a redemption fee in the future.

For the fiscal year ended October 31, 2007, the amount of redemption fees retained by Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund, Inc., Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund was $10,637, $0, $20,479 and $28,462, respectively.

Wire Redemption Privilege. By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Fund will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of a redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

Stock Certificates; Signatures. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. A fee may be imposed to replace lost or stolen certificates, or certificates that were never received. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor, and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment. Each Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption in excess of such amount, the Board reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Fund's shareholders.

SHAREHOLDER SERVICES

Fund Exchanges. You may purchase, in exchange for shares of a Fund, shares of certain other funds managed or administered by the Manager or shares of certain funds advised by Founders Asset Management LLC ("Founders"), an indirect subsidiary of the Manager, to the extent such shares are offered for sale in your state of residence. A 2% redemption fee will be charged upon an exchange of Dreyfus International Stock Index Fund shares where the exchange occurs less than 60 days following the issuance of such shares. Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A.   Exchanges for shares of funds offered without a sales load will be made without a sales load.

B.   Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D.   Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

To accomplish an exchange under item D above, you must notify the Transfer Agent of the prior ownership of fund shares and your account number.

To request an exchange, you must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (included over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although each Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the SEC.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

Dreyfus Auto-Exchange Privilege. This privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA accounts and other retirement plans are eligible for this privilege. Exchanges of IRA shares may be made between IRA accounts and

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from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561, or visiting www.dreyfus.com. Each Fund reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations. The Fund Exchanges service or Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®. Dreyfus-Automatic Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege. Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the Federal Government automatically deposited into your Fund account.

Dreyfus Payroll Savings Plan. Dreyfus Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the Automated Clearing House system at each pay period. To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Step Program. Dreyfus Step Program enables you to purchase Fund shares without regard to the Fund's minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan. To establish a Dreyfus Step Program account, you must supply the necessary information on the Account Application and file the required authorization form(s) with the Transfer Agent. For more information concerning this Program, or to request the necessary authorization form(s), please call toll free at 1-800-782-6620. You may terminate your participation in this Program at any time by discontinuing your participation in Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under terms of such Privilege(s). A Fund may modify or terminate this Program at any time. If you wish to purchase Fund shares through the Dreyfus Step Program in conjunction with a Dreyfus-sponsored retirement plan, you may do so only for IRAs, SEP-IRAs and IRA "Rollover Accounts."

Dreyfus Dividend Options. Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from a Fund in shares of another fund in the Dreyfus Family of Funds or shares of certain funds advised by Founders of which you are a shareholder. Shares of other funds purchases pursuant to this Privilege will be purchased on the basis of relative net asset value per share as follows:

A.   Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B.   Dividends and distributions paid by a fund that does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted..

D.   Dividends and distributions paid by a fund may be invested in shares of other funds that impose a contingent deferred sales charge ("CDSC") and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution that is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. The Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. The Automatic Withdrawal Plan may be terminated at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

Certain retirement plans, including Dreyfus-sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such retirement plans. Participants should consult their retirement plan sponsor and tax adviser for details. Such a withdrawal is different than the Automatic Withdrawal Plan.

Corporate Pension/Profit-Sharing and Retirement Plans. The Fund makes available to corporations a variety of prototype pension and profit-sharing plans including a 401(k) Salary Reduction Plan. In addition, the Fund makes available Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, and IRA "Rollover Accounts"), Education Savings Accounts, and 403(b) (7) Plans. Plan support services also are available.

Investors who wish to purchase Fund shares in conjunction with a Keogh Plan, a 403(b) (7) Plan or an IRA, including a SEP-IRA, may request from the Distributor forms for adoption of such plans.

The entity acting as custodian for Keogh Plans, 403(b) (7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian. Purchases for these plans may not be made in advance of receipt of funds.

You should read the prototype retirement plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and should consult a tax adviser.

DETERMINATION OF NET ASSET VALUE

Valuation of Portfolio Securities. Each Fund's investments are valued on the basis of market quotations or official closing prices. Each Fund's portfolio securities are valued at the last sale price on the securities exchange or national securities market on which such securities are primarily traded. Securities traded on Nasdaq generally will be valued at the Nasdaq official closing price. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Any securities or other assets for which recent market quotations are not readily available or are determined by the Fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the Fund to have changed the value of the security), are valued at fair value as determined in good faith based on procedures approved by the Company's Board. The valuation of a security based on fair value procedures may differ from the security's most recent closing price, and from the prices used by other mutual funds to calculate their net asset values. With respect to Dreyfus International Stock Index Fund, assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using the officially quoted daily exchange rates determined by Morgan Stanley Capital International (MSCI) in the calculation of the MSCI EAFE Index. This officially quoted daily exchange rate may be determined by MSCI prior to or after the close of a particular foreign securities market. If such quotations are not available, the rate of exchange will be determined in accordance with policies established by the Board. Forward currency contracts will be valued at the current cost of offsetting the contract. If Dreyfus International Stock Index Fund has to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of net asset value may not take place contemporaneously with the determination of prices of certain of the Fund's securities. Short-term investments may be carried at amortized cost, which approximates value. Expenses and fees, including the management fee (reduced by the expense limitation, if any), are accrued daily and taken into account for the purpose of determining the net asset value of Fund shares.

Securities or other assets for which recent market quotations or official closing prices are not readily available or are determined by a Fund not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market) but before the Fund calculates its NAV), are valued at fair value as determined in good faith based on procedures approved by the Company's Board. Fair value of investments may be determined by the Company's Board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. Fair value foreign equity securities may be determined with the assistance of a pricing service using correlations between the movements of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The valuation of a security based on fair value procedures may differ from the security's most recent closing price, and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by a Fund may trade on days when the Fund is not open for business, thus affecting the value of the Fund's assets on days when Fund investors have no access to the Fund.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Management believes that each Fund has qualified for treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"), for its most recent fiscal year. Each Fund intends to continue to so qualify as long as such qualification is in the best interests of its shareholders. As a regulated investment company, the Fund will pay no Federal income tax on its net investment income and net realized securities gains to the extent its earnings are distributed to shareholders in accordance with the applicable provisions of the Code. To qualify as a regulated investment company, the Fund must distribute at least 90% of its net income (consisting of net investment income and net short-term capital gain) to its shareholders and meet certain asset diversification and other requirements. If a Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

If you elect to receive dividends and distributions in cash, and your dividend and distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividend or distribution and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or distribution paid shortly after your purchase may have the effect of reducing the aggregate net asset value of your shares below the cost of your investment. Such a dividend or distribution would be a return of capital in an economic sense. In addition, if you hold shares of a Fund for six months or less and have received a capital gain distribution with respect to such shares, any loss incurred on the sale of such shares will be treated as a long-term capital loss to the extent of the capital gain distribution received.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain or loss. In addition, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized by a Fund from certain financial futures will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon the exercise of such futures as well as from closing transactions. In addition, any such futures remaining unexercised at the end of the Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund characterized in the manner described above.

Offsetting positions held by a Fund involving certain futures or forward contracts with respect to actively traded personal property may be considered, for tax purposes, to constitute "straddles." To the extent the straddle rules apply to positions established by a Fund, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by a Fund may constitute "mixed straddles." The Fund may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If a Fund enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other regulated investment companies, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly by the Fund during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The Treasury has authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

If a Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests ("appreciated financial position") and then enters into a short sale, futures, or forward contract, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively.

Dreyfus International Stock Index Fund may qualify for and make an election under which shareholders may be eligible to claim a credit or deduction on their Federal income tax returns for, and will be required to treat as part of the amounts distributed to them, their pro rata portion of qualified taxes paid or incurred by the Fund to foreign countries. The International Stock Index Fund may make that election provided that more than 50% of the value of the Fund's total assets at the close of the taxable year consists of securities in foreign corporations and the Fund satisfies certain distribution requirements. The foreign tax credit available to shareholders is subject to certain limitations.

If Dreyfus International Stock Index Fund invests in an entity that is classified as a "passive foreign investment company" ("PFIC") for Federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of certain Federal income taxes on the Fund. In addition, gain realized from the sale or other disposition of PFIC securities may be treated as ordinary income.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Company could subject you to a $50 penalty imposed by the Internal Revenue Service.

PORTFOLIO TRANSACTIONS

General. The Manager assumes general supervision over the placement of securities purchase and sale orders on behalf of the funds it manages. Funds managed by dual employees of the Manager and an affiliated entity, and funds that employ a sub-investment adviser, execute portfolio transactions through the trading desk of the affiliated entity or sub-investment adviser, as applicable (the "Trading Desk"). Those funds use the research facilities, and are subject to the internal policies and procedures, of applicable affiliated entity or sub-investment adviser.

The Trading Desk generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions is made in the best judgment of the Trading Desk and in a manner deemed fair and reasonable. In choosing brokers or dealers, the Trading Desk evaluates the ability of the broker or dealer to execute the transaction at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a fund are selected on the basis of their professional capability and the value and quality of their services. The Trading Desk attempts to obtain best execution for the funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (i.e., the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (e.g., foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

Investment decisions for one fund or account are made independently from those for other funds or accounts managed by the portfolio managers. Under the Trading Desk's procedures, portfolio managers and their corresponding Trading Desks may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by a fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts and other relevant factors).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the portfolio managers will not be deterred from changing a Fund's investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Trading Desk based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage commissions and transaction costs, and any short-term gains realized from these transactions are taxable to shareholders as ordinary income.

To the extent that a fund invests in foreign securities, certain of such fund's transactions in those securities may not benefit from the negotiated commission rates available to funds for transactions in securities of domestic issuers. For funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The portfolio managers may deem it appropriate for one fund or account they manage to sell a security while another fund or account they manage is purchasing the same security. Under such circumstances, the portfolio managers may arrange to have the purchase and sale transactions effected directly between the funds and/or accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

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Funds and accounts managed by the Manager, an affiliated entity or a sub-investment adviser may own significant positions in portfolio companies which, depending on market conditions, may affect adversely the ability to dispose of some or all of such positions.

For the fiscal years ended October 31, 2005, 2006 and 2007, the amounts paid by each Fund for brokerage commissions, were as follows:

Name of Fund	Brokerage Commissions Paid		
	2005	2006	2007
Dreyfus S&P 500 Index Fund	$ 34,695	$ 42,205	$154,475
Dreyfus Midcap Index Fund, Inc.	$152,137	$ 43,873	$44,383
Dreyfus Smallcap Stock Index Fund	$160,383	$150,154	$73,228
Dreyfus International Stock Index Fund	$ 61,707	$ 78,153	$88,954

For the fiscal years ended October 31, 2005, 2006 and 2007, there were no spreads or concessions paid on principal transactions.

The Fund contemplates that, consistent with the policy of seeking best price and execution, brokerage transactions may be conducted through affiliates of the Manager. The Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to affiliates of the Manager are reasonable and fair. There were no transactions conducted through the Manager or its affiliates for the fiscal year ended October 31, 2007.

Soft Dollars. The term "soft dollars" is commonly understood to refer to arrangements where an investment adviser uses client (or fund) brokerage commissions to pay for research and other services to be used by the investment adviser. Section 28(e) of the Securities Exchange Act of 1934 provides a "safe harbor" that permits investment advisers to enter into soft dollar arrangements if the investment adviser determines in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided. Eligible products and services under Section 28(e) include those that provide lawful and appropriate assistance to the investment adviser in the performance of its investment decision-making responsibilities.

Subject to the policy of seeking best execution, Dreyfus-managed funds may execute transactions with brokerage firms that provide research services and products, as defined in Section 28(e). Any and all research products and services received in connection with brokerage commissions will be used to assist the applicable affiliated entity or sub-investment adviser in its investment decision-making responsibilities, as contemplated under Section 28(e). Under certain conditions, higher brokerage commissions may be paid in connection with certain transactions in return for research products and services.

The products and services provided under these arrangements permit the Trading Desk to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms. Such services and products may include, but are not limited to the following: fundamental research reports (which may discuss, among other things, the value of securities, or the advisability of investing in, purchasing or selling securities, or the availability of securities or the purchasers or sellers of securities, or issuers,

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industries, economic factors and trends, portfolio strategy and performance); current market data and news; technical and portfolio analyses; economic forecasting and interest rate projections; and historical information on securities and companies. The Trading Desk also may defray the costs of certain services and communication systems that facilitate trade execution (such as on-line quotation systems, direct data feeds from stock exchanges and on-line trading systems with brokerage commissions generated by client transactions) or functions related thereto (such as clearance and settlement). Some of the research products or services received by the Trading Desk may have both a research function and a non-research administrative function (a "mixed use"). If the Trading Desk determines that any research product or service has a mixed use, the Trading Desk will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that the Trading Desk determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by the Trading Desk in hard dollars.

The Trading Desk generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind the Trading Desk to compensate the selected brokerage firm for research provided. The Trading Desk endeavors, but is not legally obligated, to direct sufficient commissions to broker/dealers that have provided it with research and other services to ensure continued receipt of research the Trading Desk believes is useful. Actual commissions received by a brokerage firm may be more or less than the suggested allocations.

There may be no correlation between the amount of brokerage commissions generated by a particular fund or client and the indirect benefits received by that fund or client. The affiliated entity or sub-investment adviser may receive a benefit from the research services and products that is not passed on to a fund in the form of a direct monetary benefit. Further, research services and products may be useful to the affiliated entity or sub-investment adviser in providing investment advice to any of the funds or clients it advises. Likewise, information made available to the affiliated entity or sub-investment adviser from brokerage firms effecting securities transactions for a fund may be utilized on behalf of another fund or client. Information so received is in addition to, and not in lieu of, services required to be performed by the affiliated entity or sub-investment adviser and fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the normal independent research activities of the affiliated entity or sub-investment adviser, it enables them to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

There were no transactions conducted on an agency basis through a broker, for among other things, research services for the fiscal year ended October 31, 2007.

Regular Broker-Dealers. A Fund may acquire securities issued by one or more of its "regular brokers or dealers," as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a "regular broker or dealer" is one of the ten brokers or dealers that, during the Fund's most recent fiscal year (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund's portfolio transactions, (ii) engaged as principal in the largest dollar amount of the Fund's portfolio transactions or (iii) sold the largest dollar amount of the Fund's securities. The following is a list of each Fund that acquired securities of its regular brokers or dealers for the fiscal year ended October 31, 2007, the issuer of the securities and the aggregate value per issuer, as of October 31, 2007, of such securities:

Dreyfus S&P 500 Index Fund:

Lehman Brothers, Inc.	$9,115,000
Goldman, Sachs & Co.	$27,271,000
CitiGroup Global Markets, Inc.	$56,494,000
Banc of America Securities LLC	$58,067,000
Wachovia Securities, Inc.	$23,587,000
Bear, Stearns & Co., Inc.	$3,575,000
Merrill Lynch, Pierce, Fenner & Smith, Inc.	$15,422,000
J.P. Morgan Securities, Inc.	$43,110,000

Dreyfus Smallcap Stock Index Fund: NONE

Dreyfus International Stock Index Fund:

Deutsche Bank Securities Inc.	$2,562,000
Credit Suisse Securities (USA) LLC	$2,788,000
UBS Securities, LLC	$4,048,000

Dreyfus Midcap Index Fund, Inc.:

Jefferies & Company, Inc.	$6,091,000

Disclosure of Portfolio Holdings. It is the policy of Dreyfus to protect the confidentiality of fund portfolio holdings and prevent the selective disclosure of non-public information about such holdings. Each fund, or its duly authorized service providers, may publicly disclose its portfolio holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. Each non-money market fund, or its duly authorized service providers, may publicly disclose its complete schedule of portfolio holdings at month-end, with a one-month lag, at www.dreyfus.com. In addition, fifteen days following the end of each calendar quarter, each non-money market fund, or its duly authorized service providers, may publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter. Each money market fund, or its duly authorized service providers, may publicly disclose on the website its complete schedule of holdings twice a month, on the 15th day of the month and the last business day of the month, with a 15-day lag. Portfolio holdings will remain available on the website until the date on which the fund files a Form N-CSR or Form N-Q for the period that includes the date as of which the website information is current.

If a fund's portfolio holdings are released pursuant to an ongoing arrangement with any party, such fund must have a legitimate business purpose for doing so, and neither the fund, nor Dreyfus or its affiliates, may receive any compensation in connection with an arrangement to make available information about the fund's portfolio holdings. Funds may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the fund, for the purpose of efficient trading and receipt of relevant research, provided that: (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purposes of purchasing or selling fund shares or fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

Funds may also disclose any and all portfolio information to their service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include the fund's custodian, registered public accounting firm, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of portfolio holdings may be authorized only by the Company's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Company's Board.

SUMMARY OF THE PROXY VOTING POLICY, PROCEDURES AND GUIDELINES OF THE DREYFUS FAMILY OF FUNDS

The Board of each fund in the Dreyfus Family of Funds has delegated to the Manager the authority to vote proxies of companies held in the fund's portfolio. The Manager, through its participation on the BNY Mellon's Proxy Policy Committee (the "PPC"), applies BNY Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the funds.

The Manager recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders.

The Manager seeks to avoid material conflicts of interest by participating in the PPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the Manager and its affiliates engage a third party as an independent fiduciary to vote all proxies of funds managed by BNY Mellon or its affiliates (including the Dreyfus Family of Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in BNY Mellon's or the Manager's policies on specific issues. Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the PPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the Manager for discussion and vote. Additionally, the PPC reviews proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, the Manager weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote. With respect to securities lending transactions, the Manager seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

When evaluating proposals, the PPC recognizes that the management of a publicly-held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the PPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The PPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the PPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders. Accordingly, the PPC generally votes in accordance with management on issues that the PPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the PPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The PPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the PPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the PPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The Manager generally votes against proposals that permit the repricing or replacement of stock options without shareholder approval or that are silent on repricing and the company has a history of repricing stock options in a manner that the PPC believes is detrimental to shareholders.

Information regarding how the Manager voted proxies for the Fund is available on the Dreyfus Family of Fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov on the Fund's Form N-PX filed with the SEC.

INFORMATION ABOUT THE FUNDS

Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Fund shares are of one class and have equal rights as to dividends and in liquidation. Shares have no preemptive, subscription or conversion rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for a Fund to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Fund to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of a majority of the Fund's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

Dreyfus S&P 500 Index Fund, Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund are separate series of Dreyfus Index Funds, Inc. Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as Dreyfus Index Funds, Inc., will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. However, the Rule exempts the selection of independent accounts and the election of Board members from the separate voting requirements of the Rule.

Each Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term market movements. A pattern of frequent purchases and exchanges can be disruptive to efficient portfolio management and, consequently, can be detrimental to the Fund's performance and its shareholders. If Fund management determines that an investor is following an abusive investment strategy, it may reject any purchase request, or terminate the investor's exchange privilege, with or without prior notice. Such investors also may be barred from purchasing shares of other funds in the Dreyfus Family of Funds. Accounts under common ownership or control may be considered as one account for purposes of determining a pattern of excessive or abusive trading. In addition, a Fund may refuse or restrict purchase or exchange requests for Fund shares by any person or group if, in the judgment of the Fund's management, the Fund would be unable to invest the money effectively in accordance with its investment objective and policies or could otherwise be adversely affected or if the Fund receives or anticipates receiving simultaneous orders that may significantly affect the Fund. If an exchange request is refused, the Company will take no other action with respect to the Fund shares until it receives further instructions from the investor. While the Company will take reasonable steps to prevent excessive short term trading deemed to be harmful to a Fund, it may not be able to identify excessive trading conducted through certain financial intermediaries or omnibus accounts.

On April 23, 2002, Dreyfus Midcap Index Fund, Inc. changed its name from Peoples S&P Midcap Index Fund, Inc. to its current name

Each Fund will send annual and semi-annual financial statements to all its shareholders.

Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund, Inc. and Dreyfus Smallcap Stock Index Fund are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of such Funds or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the S&P 500 Index, S&P 400 Index or S&P 600 Index to track general stock market performance. S&P's only relationship to the Funds is the licensing of certain trademarks and trade names of S&P and of the relevant Indexes which are determined, composed and calculated by S&P without regard to the Funds. S&P has no obligation to take the needs of Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund, Inc. or Dreyfus Smallcap Stock Index Fund or the owners of such Funds into consideration in determining, composing or calculating the S&P 500 Index, S&P 400 Index or S&P 600 Index, respectively. S&P is not responsible for and has not participated in the calculation of any such Fund's net asset value, nor is S&P a distributor of any such Fund. S&P has no obligation or liability in connection with the administration, marketing or trading of Dreyfus S&P 500 Index Fund, Dreyfus Midcap Index Fund, Inc., or Dreyfus Smallcap Stock Index Fund.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, S&P 400 INDEX OR S&P 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DREYFUS S&P 500 INDEX FUND, DREYFUS MIDCAP INDEX FUND, INC. OR DREYFUS SMALLCAP STOCK INDEX FUND, OWNERS OF SUCH FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, S&P 400 INDEX OR S&P 600 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, S&P 400 INDEX OR S&P 600 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The following persons are known by the Company to own of record, 5% or more of a Fund's outstanding voting securities as of February 8, 2008. A shareholder who beneficially owns, directly or indirectly, more than 25% of a Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

DREYFUS S&P 500 INDEX FUND

Fidelity Investments Institutional Operations, Co. 100 Magellan Way Covington, KY 41015-1999	16.0377%

AIG Federal Savings Bank Attn: Kathleen Janos 2929 Allen Parkway Houston, TX 77019-2118	15.9353%
Charles Schwab & Co, Inc. Reinvest Account Attn: Mutual Funds 101 Montgomery St. San Francisco, CA 94104-4151	10.7673%
Nationwide Corporation P.O. Box 182029 Columbus, OH 43218	9.0612%
National Financial Services 82 Devonshire Street Boston, MA 02109-3605	7.1711%

DREYFUS INTERNATIONAL STOCK INDEX FUND

Charles Schwab & Co., Inc. Reinvest Account Attn: Mutual Funds 101 Montgomery Street San Francisco, CA 94104-4151	28.3296%
AIG Federal Savings Bank Attn: Kathleen Janos 2929 Allen Parkway Houston, TX 77019-2118	18.7974%
Wachovia Bank FBO Various Retirement Plans 1525 West Wt. Harris Blvd.. Charlotee, NC 28288-0001	12.1583%
National Financial Services 82 Devonshire Street Boston, MA 02109-3605	6.1416%
Reliance Trust Company Co. Copeland Retirement Trust Acct. 400 Atrium Drive Somerset, NJ 08873-4162	5.6736%

DREYFUS SMALLCAP STOCK INDEX FUND

Charles Schwab & Co., Inc.	26.6916%
Reinvest Acct.	
101 Montgomery Street	
San Francisco, CA 94104-4151	
AIG Federal Savings Bank	13.4565%
Attn: Kathleen Janos	
2929 Allen Parkway	
Houston, TX 77019-2118	
National Financial Services	10.9449%
82 Devonshire Street	
Boston, MA 02109-3605	
SEI Private Trust	7.2918%
Mutual Fund Administrator	
One Freedom Valley Drive	
Oaks, PA 19456	
First Union National Bank Cust.	6.5877%
Various Retirement Plans	
1525 West Wt. Harris Blvd.	
Charlotte, NC 28262-8522	

DREYFUS MIDCAP INDEX FUND

Charles Schwab & Co., Inc.	18.8688%
Reinvestment Account	
Attn: Mutual Funds	
101 Montgomery Street	
San Francisco, CA 94104-4151	
Wachovia Bank, N. A.	12.9572%
Mutual Funds	
1525 West Wt. Harris Blvd.	
Charlottee, NC 28288-0001	
AIG FEDERAL SAVINGS BANK	11.5577%
ATTN KATHLEEN JANOS	
2929 ALLEN PARKWAY	
HOUSTON, TX 77019-2118	
NATIONAL FINANCIAL SERVICES	11.3404%
82 DEVONSHIRE STREET	
BOSTON, MA 02109-3605	
STATE OF MARYLAND SAVINGS & INVESTMENT PLAN	5.1071%
C/O IPO PORTFOLIO ACCOUNTING	

P.O. BOX 182029
COLUMBUS, OH 43218-2029

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for the Funds, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Funds' Prospectus.

Ernst & Young LLP, 5 Times Square, New York, New York 10036, an independent registered public accounting firm, have been selected as the independent registered public accounting firm for each Fund for the current fiscal year. For prior fiscal years, PricewaterhouseCoopers LLP ("PWC"), 300 Madison Avenue, New York, New York 10017, an independent registered public accounting firm, served as the independent registered public accounting firm for Dreyfus S&P 500 Index Fund, Dreyfus Smallcap Stock Index Fund and Dreyfus International Stock Index Fund. PWC's reports on each Fund's financial statements for at least the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, or a qualified opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Fund had no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
.

APPENDIX

Description of S&P A-1 Commercial Paper Ratings:

A short-term obligation rated "A-1" is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

Description of Moody's Prime-1 Commercial Paper Ratings:

Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

Leading market positions in well-established industries.

High rates of return on funds employed.

Conservative capitalization structure with moderate reliance on debt and ample asset protections.

Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

Well-established access to a range of financial markets and assured sources of alternate liquidity.

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